

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Sean P. McGrath
Chief Financial Officer
Atlas Energy Group, LLC
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburgh, PA 15275

> **Re: Atlas Resource Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed May 1, 2015**
> **File No. 333-203800**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-35317**

Dear Mr. McGrath:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2014

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Business, page 8

Drilling Activity, page 18

1.   Please expand the disclosure related to your drilling activity provided on here and elsewhere on page 73 to clarify the number of gross and net dry wells drilled for each of the periods presented. Refer to the disclosure requirements pursuant to Item 1205 of Regulation S-K.

2.   We also note your disclosure of "wells turned in line" provided in conjunction with the tabular presentation of your drilling activity. Please expand your disclosure to clarify the meaning of this term.

Properties, page 58

Proved Undeveloped Reserves ("PUDS"), page 60

3.   Please expand your disclosure to explain in more detail the overall net change in the quantities of your proved undeveloped reserves. For example, we have estimated that you had an overall downward change in the net quantities of your proved undeveloped reserves during 2014 of approximately 41.9 Bcfe. However, the difference between your disclosure of positive revisions amounting to 111.5 Bcfe related to drilling and acquisitions and your disclosure of negative revisions amounting to 188.4 Bcfe relating to revisions and the conversion of proved undeveloped reserves to proved developed status does not appear to reconcile the overall change in net reserves. Please expand your disclosure to reconcile the overall change since the end of the prior year to identify and quantity the extent of the changes attributable to material causes, such as revisions of previous estimates, improved recovery, extensions and discoveries, purchases and sales, and quantities converted to developed during the period. Please include details within an accompanying narrative to further clarify the reasons for the changes for each material cause to comply with Item 1203(b) of Regulation S-K.

4.   Please clarify for us the apparent inconsistency between the 58.4 Bcfe and 30.6 Bcfe in proved undeveloped reserves converted to proved developed status for the periods ending December 31, 2013 and 2012 disclosed in Form 10-K for the fiscal year ending December 31, 2014 and the 117.2 Bcfe and 71.5 Bcfe for these periods disclosed in your Form 10-K for the fiscal year ending December 31, 2013.

5.   We note the disclosure of 147.2 Bcfe, 77.5 Bcfe and 18.5 Bcfe in negative revisions to your proved undeveloped reserves ("PUDs") in Form 10-K for the fiscal years ending December 31, 2014, 2013 and 2012, respectively. The revisions for the years ending December 31, 2014 and 2013 are explained as "primarily due to the reduction of our five year drilling plans in the Barnett Shale and pricing scenario revisions." The revisions for the year ended December 31, 2012 are explained as "primarily due to the reduction of drilling plans in the New Albany Shale formation over the next five years." Your disclosures indicate that you reversed investment decisions for approximately 39%, 24% and 27% of the PUD reserves disclosed at the beginning of 2014, 2013 and 2012, respectively.

Please explain in greater detail the reasons for removing PUD locations for the years ending December 31, 2014, 2013 and 2012, and contrast to the reasons for initially booking reserves associated with such locations. Your response should address the following points:

- Clarify for us the assumptions and criteria utilized in reaching your final investment decision to develop such locations as well as the facts and circumstances that subsequently altered your development plans.

- To the extent pricing was the reason for your decision to not develop these PUD locations and volumes, please indicate the SEC price utilized at each booking date and at the time the related volumes were subsequently removed.

- For each of the reasons other than price that caused you to remove locations and volumes designated as PUDs, indicate the reason and quantify the related volumes removed, the year this occurred and the year these volumes were initially disclosed.

- Describe for us the procedures that are routinely undertaken in the course of preparing your reserve estimates that are intended to ensure that PUD reserves are only claimed for locations where a final investment decision has been made, and where you are able to demonstrate that the reasonable certainty criteria has been met.

- Describe for us the processes through which changes to previously adopted PUD development plans are taken into consideration in determining that current year PUD volumes meet the reasonable certainty criteria. Specifically address the reasons for disclosing PUD reserves in the Barnett Shale that were subsequently removed in the following year.

6.   We note your disclosure stating "as of December 31, 2014, there are no PUDs that had remained undeveloped for five years or more."

Please tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2014 will not be developed within five years since your initial disclosure of these reserves and confirm that you have plans to develop all of the new proved undeveloped locations added as of this date within five years, as is generally required under Rule 4-10(a)(31)(ii) of Regulation S-X.

If any material amounts of proved undeveloped reserves are expected to remain undeveloped for five years or more after your initial disclosure, please disclose the reasons and circumstances to comply with Item 1203(d) of Regulation S-K. For additional guidance on the specific circumstances that justify a period longer than five years, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Information (Unaudited), page 146

7.   We note the changes reflected in the line item relating to revisions in the net quantities of your proved reserves for the period ending December 31, 2014 appears to be an aggregation of the changes attributable to two or more separate causes. In this regard, we note the 147.2 Bcfe in downward revisions in your proved undeveloped reserves disclosed on page 60 is significantly more than our calculation of the 49.3 Bcfe in downward revisions in your total proved reserves disclosed on page 147. Please provide us with the net change in reserve quantities, on a disaggregated basis, for each of the underlying causes relating to the revisions in your total proved reserves for the period ending December 31, 2014. To the extent that such changes are individually significant on a disaggregated basis, please expand your disclosure to identify the individual causes and include details within an accompanying narrative to comply with the disclosure requirements pursuant to FASB ASC paragraph 932-235-50-5.

8.   Please expand your disclosure of the changes in net quantities of proved reserves for each of the periods presented to include details within an accompanying narrative to further clarify the reasons for the changes related to purchase of reserves in-place. Refer to the disclosure requirements pursuant to FASB ASC paragraph 932-235-50-5.

Exhibit 99.3

9.   The reserves report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

- The disclosure on page 1 states "we evaluated 100% of the Atlas Rangely Weber Sand Unit Acquisition reserves." However, the reserves report does not relate the reserves evaluated in the report to the proportion of the Company's total proved reserves pursuant to the disclosure required under Item 1202(a)(8)(iii).

- The disclosure on page 2 does not provide the initial benchmark and realized prices relating to the NGL reserves presented in the report pursuant to the disclosure of the primary economic assumptions under Item 1202(a)(8)(v).

- The disclosure on page 3 states the "report has been prepared for BOLP's use in filing with the Securities and Exchange Commission." However, the acronym "BOLP" is not defined and does not appear to correlate to Atlas Resource Partners, LP as referenced elsewhere in the report. Item 1202(a)(8)(i) requires disclosure of the entity for whom the report was prepared.

10. We note the reserve report includes information relating to probable reserves that is not disclosed in Form 10-K. We believe the information in the reserve report should correlate with the disclosure in your filing. Therefore, please either obtain and file a revised reserve report which does not include the information relating to probable reserves, or amend the Form 10-K to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

11. We also note the reserve report refers to additional supplemental information such as an "Appendix" that is not included in Exhibit 99.3. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Sean P. McGrath
Atlas Resource Partners, L.P.
May 22, 2015
Page 6

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director